HighSchoolResponder LLC
Statement of Comprehensive Income
(Unaudited)

		For the Period September 2, 2020 (Inception) to December 31, 2020
Revenue	$	7,755
Expenses:		
Consulting fees		87,300
Software development		11,875
Operating software fees		13,677
Comissions		18,750
Computer hardware and development		4,581
Professional fees		12,949
Server and website expense		2,153
Utilities		1,529
Office & supplies		6,737
Travel & meals		3,899
Bank services &Charges		78
Total expenses		163,528
Charitable Contribution		5,000
Total Other expenses		5,000
Total expenses		168,528
Net loss	$	(160,773)